UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                  COPART, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    217204106
                                 (CUSIP Number)


                                DECEMBER 31, 2005
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |   Rule 13d-1(b)
|X|   Rule 13d-1(c)
| |   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217204106
--------------------------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         THOMAS W. SMITH
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) | |
                                                                      (b) |x|
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           CITIZEN OR PLACE OF ORGANIZATION

                         UNITED STATES

--------------------------------------------------------------------------------
                                   5          SOLE VOTING POWER

                                                    1,580,275

          NUMBER OF                ---------------------------------------------
           SHARES                  6          SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY EACH                               3,680,782
          REPORTING
           PERSON                  ---------------------------------------------
            WITH                   7          SOLE DISPOSITIVE POWER

                                                    2,159,269

                                   ---------------------------------------------
                                   8          SHARED DISPOSITIVE POWER

                                                    3,680,782

--------------------------------------------------------------------------------
    9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,840,051

--------------------------------------------------------------------------------
    10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                      NOT APPLICABLE

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      6.5%

--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON

                      IN

--------------------------------------------------------------------------------

CUSIP No. 217204106

--------------------------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         SCOTT J. VASSALLUZZO

--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) | |
                                                                      (b) |x|

--------------------------------------------------------------------------------
    3           SEC USE ONLY


--------------------------------------------------------------------------------
    4           CITIZEN OR PLACE OF ORGANIZATION

                         UNITED STATES

--------------------------------------------------------------------------------
                                   5          SOLE VOTING POWER

                                                            0

                                   ---------------------------------------------
                                   6          SHARED VOTING POWER
           NUMBER OF
            SHARES                                  3,680,782
         BENEFICIALLY
         OWNED BY EACH             ---------------------------------------------
           REPORTING               7          SOLE DISPOSITIVE POWER
            PERSON
             WITH                                      80,000

                                   ---------------------------------------------
                                   8          SHARED DISPOSITIVE POWER

                                                    3,680,782

--------------------------------------------------------------------------------
    9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,760,782

--------------------------------------------------------------------------------
    10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                      NOT APPLICABLE

--------------------------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      4.2%

--------------------------------------------------------------------------------
    12          TYPE OF REPORTING PERSON

                      IN

--------------------------------------------------------------------------------

ITEM 1.  (A)  NAME OF ISSUER:

              Copart, Inc.

         (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              4665 Business Center Drive
              Fairfield, CA 94534

ITEM 2.  (A)  NAME OF PERSON FILING:

              (i) Thomas W. Smith

              (ii) Scott J. Vassalluzzo

              The filing of this Statement shall not be deemed to be an admission that the filing persons (the "Reporting Persons") comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this
              Schedule 13G in excess of those shares as to which they have or share voting or investment authority.

         (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              The following is the address of the principal business office of each of the Reporting Persons:

              323 Railroad Avenue
              Greenwich, CT  06830

         (C)  CITIZENSHIP:

              Each of Messrs. Thomas W. Smith and Scott J. Vassalluzzo is a United States citizen.

         (D)  TITLE OF CLASS OF SECURITIES:

               Common Stock, no par value

         (E)  CUSIP NUMBER:

              217204106

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C), CHECK THIS BOX
         |X|

ITEM 4.  OWNERSHIP

         (a) Thomas W. Smith - 5,840,051 shares; Scott J. Vassalluzzo - 3,760,782 shares;

         (b)      Thomas W. Smith - 6.5%; Scott J. Vassalluzzo - 4.2%

         (c) Thomas W. Smith has (i) the sole power to vote or direct the vote of 1,580,275 shares, (ii) the sole power to dispose or to direct the disposition of 2,159,269 shares, and (iii) the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 3,680,782 shares. Scott J. Vassalluzzo has (i) the sole power to dispose or to direct the disposition of 80,000 shares, and (ii) the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 3,680,782 shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of the Reporting Persons is subject to each beneficiary's right, if so provided, to terminate or otherwise direct the disposition of the investment account.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2006


                                             /s/ Thomas W. Smith
                                     -------------------------------------
                                                 Thomas W. Smith


                                             /s/ Scott J. Vassalluzzo
                                     -------------------------------------
                                                 Scott J. Vassalluzzo

                             JOINT FILING AGREEMENT



         The undersigned agree that the foregoing Statement on Schedule 13G, dated February 14, 2006, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) Dated:
February 14, 2006

                                             /s/ Thomas W. Smith
                                     -------------------------------------
                                                 Thomas W. Smith


                                             /s/ Scott J. Vassalluzzo
                                     -------------------------------------
                                                 Scott J. Vassalluzzo